UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION
(Registrant)

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: January 31, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2016

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2016

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2016

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Nine months ended December 31, 2016	1,014,628	(7.2)	67,102	1.6	98,706	1.4	70,852	19.1
Nine months ended December 31, 2015	1,093,030	(0.8)	66,020	(26.8)	97,390	(15.1)	59,504	(19.6)

(Note) Comprehensive income:

  66,794 million yen for the nine months ended December 31, 2016, (58.2)% of change from previous period

159,836 million yen for the nine months ended December 31, 2015, (43.8)% of change from previous period

			Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
			Yen	Yen
Nine months ended December 31, 2016			192.88	192.88
Nine months ended December 31, 2015			162.20	162.20
(2) Consolidated financial condition
	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
December 31, 2016	3,092,949	2,400,558	2,315,061	74.8
March 31, 2016	3,095,049	2,373,762	2,284,264	73.8

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2016	—	50.00	—	50.00	100.00
Year ending March 31, 2017	—	50.00	—	50.00	100.00

Note:

Year-end and annual dividends per share for the year ending March 31, 2017 are the forecasts at the date of the submission of this report.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2017

					(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2017	1,410,000	(4.7)	95,000	2.5	130,000	(10.7)	90,000	(17.5)	245.01

Note:

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the nine months ended December 31, 2016.

Notes:

(1) Increase or decrease in significant subsidiaries during the nine months ended December 31, 2016: Not applicable

(2) Adoption of concise quarterly accounting method or procedure: Not applicable

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Yes

(ii) Changes due to other than adoption of new accounting standards: Not applicable

Please refer to the accompanying “2. OTHER INFORMATION” on page 10.

(4) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at December 31, 2016	377,618,580 shares at March 31, 2016

(ii) Number of treasury stock:

9,904,600 shares at December 31, 2016	10,761,503 shares at March 31, 2016

(iii) Average number of shares outstanding:

367,333,543 shares for the nine months ended December 31, 2016	366,859,651 shares for the nine months ended December 31, 2015

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of the review procedure under the Financial Instruments and Exchange Law of Japan. The review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Other Note:

This is an English translation of the Japanese original of the Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2016. The translation is prepared solely for the reference and convenience of foreigners. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Nine Months Ended December 31, 2016

Economic Situation and Business Environment

During the nine months ended December 31, 2016 (“the nine months”), the Japanese economy recovered moderately, driven by improvement in exports and growing private-sector capital investment. Overseas, the U.S. economy expanded due mainly to an increase in personal consumption, while the European economy was sluggish. The growth rate in the Chinese economy continued to weaken despite an increase in sales of automobiles and houses. As for exchange rates for the nine months, the yen appreciated compared with the nine months ended December 31, 2015 (“the previous nine months”) despite sudden depreciation of the yen after the U.S. presidential election in November 2016.

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera”), the automotive market remained firm on the back of increased sales in China and Europe. In the information and communications markets, demand for miniaturized highly functional components increased, while stagnation in the growth rate of smartphone shipment volume continued. In the solar energy market, product prices continued to erode worldwide and demand in Japan decreased due to the impact of reduction in purchase price under feed-in tariff in Japan.

Consolidated Financial Results

Consolidated net sales for the nine months decreased by ¥78,402 million, or 7.2%, compared with the previous nine months to ¥1,014,628 million due mainly to the negative impact of the yen’s appreciation.

Profit from operations increased by ¥1,082 million, or 1.6%, to ¥67,102 million, compared with the previous nine months. Income before income taxes increased by ¥1,316 million, or 1.4%, to ¥98,706 million, and net income attributable to shareholders of Kyocera Corporation for the nine months increased by ¥11,348 million, or 19.1%, to ¥70,852 million, compared with the previous nine months.

Average exchange rates for the nine months were ¥107 to the U.S. dollar, marking appreciation of ¥15 (12.3%) and ¥118 to the Euro, marking appreciation of ¥16 (11.9%), from the previous nine months. As a result, net sales and income before income taxes after translation into yen for the nine months were pushed down by approximately ¥90 billion and approximately ¥23 billion, respectively, compared with the previous nine months.

	Nine months ended December 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥1,093,030	100.0	¥1,014,628	100.0	¥(78,402)	(7.2)
Profit from operations	66,020	6.0	67,102	6.6	1,082	1.6
Income before income taxes	97,390	8.9	98,706	9.7	1,316	1.4
Net income attributable to shareholders of Kyocera Corporation	59,504	5.4	70,852	7.0	11,348	19.1
Average US$ exchange rate	122	—	107	—	(15)	(12.3)
Average Euro exchange rate	134	—	118	—	(16)	(11.9)

The negative impacts due to changes in foreign currency exchange rates for the nine months compared with the previous nine months

Net sales:	approximately ¥90 billion

Income before income taxes:	approximately ¥23 billion

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment slightly increased compared with the previous nine months due to an increase in sales of automotive components and components for semiconductor processing equipment, despite an inventory adjustment of components for smartphones such as inductor cores. Operating profit decreased compared with the previous nine months due mainly to the negative impact from the yen’s appreciation and higher R&D expenses.

2) Semiconductor Parts Group

Sales in this reporting segment slightly increased compared with the previous nine months because a substantial increase in sales of ceramic packages for optical communications, etc. was offset by sluggish demand in printed wiring boards for communications infrastructure. Operating profit decreased due to the absence of approximately ¥12 billion of a gain on the sale of assets recorded in the previous nine months, as well as to the negative impact of the yen’s appreciation and a decline in profit from the organic materials business.

3) Applied Ceramic Products Group

Sales in this reporting segment decreased compared with the previous nine months due to a decline in the sales of the solar energy business owing to sales price erosion and a decline in demand. Operating profit decreased due mainly to a decline in profit from the cutting tool business because of the negative impact of the yen’s appreciation.

4) Electronic Device Group

Sales in this reporting segment decreased compared with the previous nine months due to sales price erosion and the negative impact of the yen’s appreciation, despite increased demand for small-sized capacitors and crystal components. Operating profit increased, despite the decline in sales, due to the absence of approximately ¥18 billion of impairment losses on goodwill and other assets in the display business recorded in the previous nine months.

5) Telecommunications Equipment Group

Sales in this reporting segment decreased compared with the previous nine months due to a decline in sales volume resulting from a reduction in the production ratio of low-end mobile phones for the overseas market, which was based on Kyocera’s product strategy specialized in distinctive mobile phones with high durability and other unique features. Although it was insufficient to offset accumulated loss for the six months up to September 30, 2016, operating profit was recorded in the three months ended December 31, 2016 as a result of product strategy and structural reforms.

6) Information Equipment Group

Sales in this reporting segment decreased compared with the previous nine months due to the negative impact of the yen’s appreciation even though the sales volume for equipment was solid on the back of aggressive sales activities for new products. Operating profit increased compared with the previous nine months, however, due to the effect of launch of new products and cost reductions resulting from, among others, an improvement in productivity.

Net Sales by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥70,342	6.4	¥71,027	7.0	¥685	1.0
Semiconductor Parts Group	180,125	16.5	181,309	17.8	1,184	0.7
Applied Ceramic Products Group	177,763	16.3	159,166	15.7	(18,597)	(10.5)
Electronic Device Group	219,780	20.1	209,799	20.7	(9,981)	(4.5)

Total Components Business	648,010	59.3	621,301	61.2	(26,709)	(4.1)
Telecommunications Equipment Group	124,178	11.4	99,018	9.8	(25,160)	(20.3)
Information Equipment Group	245,375	22.4	227,750	22.4	(17,625)	(7.2)

Total Equipment Business	369,553	33.8	326,768	32.2	(42,785)	(11.6)
Others	106,855	9.8	96,446	9.5	(10,409)	(9.7)
Adjustments and eliminations	(31,388)	(2.9)	(29,887)	(2.9)	1,501	—

Net sales	¥1,093,030	100.0	¥1,014,628	100.0	¥(78,402)	(7.2)

Operating Profit (Loss) by Reporting Segment
	Nine months ended December 31,				Increase (Decrease)
	2015		2016
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,860	16.9	¥9,678	13.6	¥(2,182)	(18.4)
Semiconductor Parts Group	37,435	20.8	19,389	10.7	(18,046)	(48.2)
Applied Ceramic Products Group	12,498	7.0	9,258	5.8	(3,240)	(25.9)
Electronic Device Group	3,784	1.7	21,376	10.2	17,592	464.9

Total Components Business	65,577	10.1	59,701	9.6	(5,876)	(9.0)
Telecommunications Equipment Group	(3,945)	—	(4,246)	—	(301)	—
Information Equipment Group	17,484	7.1	20,041	8.8	2,557	14.6

Total Equipment Business	13,539	3.7	15,795	4.8	2,256	16.7
Others	(1,988)	—	(2,708)	—	(720)	—

Operating profit	77,128	7.1	72,788	7.2	(4,340)	(5.6)
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	20,250	—	26,995	—	6,745	33.3
Adjustments and eliminations	12	—	(1,077)	—	(1,089)	—

Income before income taxes	¥97,390	8.9	¥98,706	9.7	¥1,316	1.4

*	% to net sales of each corresponding segment

Note:

Kyocera Chemical Group, formerly included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, results for the previous nine months have been reclassified to conform to the current presentation. As a result of this reclassification, a gain of approximately ¥12 billion from the sale of assets was included in the operating profit of the “Semiconductor Parts Group” for the previous nine months.

Net Sales by Geographic Area

1) Japan

Sales in Japan decreased compared with the previous nine months due mainly to a decline in sales in the Telecommunications Equipment Group.

2) Asia

Sales in Asia decreased compared with the previous nine months due primarily to a decline in sales in the Semiconductor Parts Group and the Fine Ceramic Parts Group which were affected by the negative impact of the yen’s appreciation.

3) United States of America

Sales in the United States of America decreased compared with the previous nine months due mainly to the negative impact of the yen’s appreciation as well as to a decline in sales in the solar energy business.

4) Europe

Sales in Europe decreased compared with the previous nine months due mainly to a decline in sales in the Information Equipment Group and the Electronic Device Group which were affected by the negative impact of the yen’s appreciation.

5) Others

Sales in Others decreased compared with the previous nine months due mainly to a decline in sales in the Information Equipment Group and the Semiconductor Parts Group which were affected by the negative impact of the yen’s appreciation.

	Nine months ended December 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥432,440	39.6	¥417,735	41.2	¥(14,705)	(3.4)
Asia	237,453	21.7	223,516	22.0	(13,937)	(5.9)
United States of America	191,704	17.5	169,137	16.7	(22,567)	(11.8)
Europe	185,550	17.0	163,275	16.1	(22,275)	(12.0)
Others	45,883	4.2	40,965	4.0	(4,918)	(10.7)

Net sales	¥1,093,030	100.0	¥1,014,628	100.0	¥(78,402)	(7.2)

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2016 decreased by ¥43,294 million to ¥330,726 million from ¥374,020 million at March 31, 2016.

1) Cash flows from operating activities

Net cash provided by operating activities for the nine months decreased by ¥20,480 million to ¥95,214 million from ¥115,694 million for the previous nine months. This was due mainly to that cash flow adjustments related to receivables and inventories exceeded an increase in net income.

2) Cash flows from investing activities

Net cash used in investing activities for the nine months increased by ¥32,969 million to ¥98,732 million from ¥65,763 million for the previous nine months. This mainly reflected that proceeds from sales of property, plant and equipment decreased and acquisition of time deposit exceeded its withdrawal although proceeds from sales and maturities of securities increased.

3) Cash flows from financing activities

Net cash used in financing activities for the nine months decreased by ¥854 million to ¥46,790 million from ¥47,644 million for the previous nine months. This was due mainly to a decrease in year-end dividends paid.

	Nine months ended December 31,		Increase (Decrease)
	2015	2016
	(Yen in millions)
Cash flows from operating activities	¥115,694	¥95,214	¥(20,480)
Cash flows from investing activities	(65,763)	(98,732)	(32,969)
Cash flows from financing activities	(47,644)	(46,790)	854
Effect of exchange rate changes on cash and cash equivalents	(2,185)	7,014	9,199
Net increase (decrease) in cash and cash equivalents	102	(43,294)	(43,396)
Cash and cash equivalents at beginning of period	351,363	374,020	22,657
Cash and cash equivalents at end of period	¥351,465	¥330,726	¥(20,739)

(3) Consolidated Financial Forecasts for the Year Ending March 31, 2017

Based on the current business environment, the forecast of consolidated performance for the year ending March 31, 2017 (“fiscal 2017”) has been revised as set forth in the table below. Sales in the solar energy business and the Electronic Device Group are expected to be lower than previous forecast due respectively to changes in the business environment in the North American market and slow demand in the Japanese market, and to an inventory adjustment in respect of print heads for industrial equipment, among others. Delays from the original plan in the launch of new products also affected performance of the Information Equipment Group. Due to such changes in business situation, consolidated net sales forecast for fiscal 2017 are expected to be lower than previous forecast. Therefore, profit from operation has also been revised along with sales forecast revision.

Taking into account performance for the nine months, Kyocera maintains its previous forecast of income before income taxes, while it has revised upward its forecast of net income attributable to shareholders of Kyocera Corporation for fiscal 2017. Forecast performance of each business segment has also been revised as set forth on the following page.

Kyocera will make efforts to increase sales and to achieve comprehensive cost reductions in order to achieve the forecast performance for fiscal 2017.

	Results for the year ended March 31, 2016		Forecasts for the year ending March 31, 2017 announced on				Increase (Decrease) to Results
			October 31, 2016 (Previous)		January 31, 2017 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,479,627	100.0	¥1,520,000	100.0	¥1,410,000	100.0	(4.7)
Profit from operations	92,656	6.3	110,000	7.2	95,000	6.7	2.5
Income before income taxes	145,583	9.8	130,000	8.6	130,000	9.2	(10.7)
Net income attributable to shareholders of Kyocera Corporation	109,047	7.4	85,000	5.6	90,000	6.4	(17.5)
Average US$ exchange rate	120	—	104	—	108	—	—
Average Euro exchange rate	133	—	115	—	119	—	—

Net Sales by Reporting Segment

	Results for the year ended March 31, 2016		Forecasts for the year ending March 31, 2017 announced on				Increase (Decrease) to Results
			October 31, 2016 (Previous)		January 31, 2017 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥95,092	6.4	¥101,000	6.7	¥96,000	6.8	1.0
Semiconductor Parts Group	236,265	16.0	237,000	15.6	240,000	17.0	1.6
Applied Ceramic Products Group	247,516	16.7	263,000	17.3	224,000	15.9	(9.5)
Electronic Device Group	290,902	19.7	304,000	20.0	286,000	20.3	(1.7)

Total Components Business	869,775	58.8	905,000	59.6	846,000	60.0	(2.7)
Telecommunications Equipment Group	170,983	11.6	152,000	10.0	142,000	10.1	(17.0)
Information Equipment Group	336,308	22.7	344,000	22.6	325,000	23.0	(3.4)

Total Equipment Business	507,291	34.3	496,000	32.6	467,000	33.1	(7.9)
Others	146,897	9.9	154,000	10.1	136,000	9.7	(7.4)
Adjustments and eliminations	(44,336)	(3.0)	(35,000)	(2.3)	(39,000)	(2.8)	—

Net sales	¥1,479,627	100.0	¥1,520,000	100.0	¥1,410,000	100.0	(4.7)

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2016		Forecasts for the year ending March 31, 2017 announced on				Increase (Decrease) to Results
			October 31, 2016 (Previous)		January 31, 2017 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥15,745	16.6	¥15,000	14.9	¥13,500	14.1	(14.3)
Semiconductor Parts Group	42,232	17.9	26,000	11.0	25,200	10.5	(40.3)
Applied Ceramic Products Group	16,386	6.6	20,000	7.6	14,100	6.3	(14.0)
Electronic Device Group	10,974	3.8	38,000	12.5	29,000	10.1	164.3

Total Components Business	85,337	9.8	99,000	10.9	81,800	9.7	(4.1)
Telecommunications Equipment Group	(4,558)	—	4,200	2.8	1,000	0.7	—
Information Equipment Group	27,106	8.1	23,000	6.7	26,100	8.0	(3.7)

Total Equipment Business	22,548	4.4	27,200	5.5	27,100	5.8	20.2
Others	(1,722)	—	(6,000)	—	(2,700)	—	—

Operating profit	106,163	7.2	120,200	7.9	106,200	7.5	0.0
Corporate and others	39,420	—	9,800	—	23,800	—	(39.6)

Income before income taxes	¥145,583	9.8	¥130,000	8.6	¥130,000	9.2	(10.7)

*	% to net sales of each corresponding segment

Note:

Kyocera Chemical Group, formerly included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, results for the year ended March 31, 2016 have been reclassified to conform to the current presentation. As a result of this reclassification, a gain of approximately ¥12 billion from the sale of assets was included in the operating profit of the “Semiconductor Parts Group” for the year ended March 31, 2016.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2016 did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2016		December 31, 2016		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥374,020		¥330,726		¥(43,294)
Short-term investments in debt securities	101,566		81,867		(19,699)
Other short-term investments	213,613		240,702		27,089
Trade notes receivables	22,832		27,265		4,433
Trade accounts receivables	266,462		272,583		6,121
Less allowances for doubtful accounts and sales returns	(5,278)		(6,129)		(851)
Inventories	327,875		356,547		28,672
Other current assets	133,671		120,815		(12,856)

Total current assets	1,434,761	46.4	1,424,376	46.1	(10,385)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,131,403		1,124,154		(7,249)
Other long-term investments	20,130		23,364		3,234

Total investments and advances	1,151,533	37.2	1,147,518	37.1	(4,015)

Property, plant and equipment:
Land	59,914		60,094		180
Buildings	344,087		347,626		3,539
Machinery and equipment	841,895		857,789		15,894
Construction in progress	18,314		15,912		(2,402)
Less accumulated depreciation	(999,723)		(1,012,337)		(12,614)

Total property, plant and equipment	264,487	8.5	269,084	8.7	4,597

Goodwill	102,599	3.3	116,583	3.8	13,984
Intangible assets	59,106	1.9	56,126	1.8	(2,980)
Other assets	82,563	2.7	79,262	2.5	(3,301)

Total non-current assets	1,660,288	53.6	1,668,573	53.9	8,285

Total assets	¥3,095,049	100.0	¥3,092,949	100.0	¥(2,100)

	March 31, 2016		December 31, 2016		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥5,119		¥207		¥(4,912)
Current portion of long-term debt	9,516		8,507		(1,009)
Trade notes and accounts payable	115,644		122,843		7,199
Other notes and accounts payable	82,758		56,108		(26,650)
Accrued payroll and bonus	59,959		51,302		(8,657)
Accrued income taxes	22,847		11,507		(11,340)
Other accrued liabilities	43,525		49,982		6,457
Other current liabilities	28,464		50,805		22,341

Total current liabilities	367,832	11.9	351,261	11.4	(16,571)

Non-current liabilities:
Long-term debt	18,115		16,656		(1,459)
Accrued pension and severance liabilities	46,101		43,488		(2,613)
Deferred income taxes	271,220		261,921		(9,299)
Other non-current liabilities	18,019		19,065		1,046

Total non-current liabilities	353,455	11.4	341,130	11.0	(12,325)

Total liabilities	721,287	23.3	692,391	22.4	(28,896)

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,844		165,210		2,366
Retained earnings	1,571,002		1,605,125		34,123
Accumulated other comprehensive income	469,803		461,322		(8,481)
Common stock in treasury, at cost	(35,088)		(32,299)		2,789

Total Kyocera Corporation shareholders’ equity	2,284,264	73.8	2,315,061	74.8	30,797

Noncontrolling interests	89,498	2.9	85,497	2.8	(4,001)

Total equity	2,373,762	76.7	2,400,558	77.6	26,796

Total liabilities and equity	¥3,095,049	100.0	¥3,092,949	100.0	¥(2,100)

Note: Accumulated other comprehensive income is as follows:
	March 31, 2016		December 31, 2016		Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥517,190		¥507,718		¥(9,472)
Net unrealized losses on derivative financial instruments		(488)		(634)	(146)
Pension adjustments		(42,648)		(43,178)	(530)
Foreign currency translation adjustments		(4,251)		(2,584)	1,667

Total	¥469,803		¥461,322		¥(8,481)

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Nine months ended December 31,				Increase (Decrease)
	2015		2016
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,093,030	100.0	¥1,014,628	100.0	¥(78,402)	(7.2)
Cost of sales	803,743	73.5	751,398	74.1	(52,345)	(6.5)

Gross profit	289,287	26.5	263,230	25.9	(26,057)	(9.0)
Selling, general and administrative expenses	209,124	19.2	196,128	19.3	(12,996)	(6.2)
Loss on impairment of goodwill	14,143	1.3	—	—	(14,143)	—

Profit from operations	66,020	6.0	67,102	6.6	1,082	1.6

Other income (expenses) :
Interest and dividend income	27,260	2.5	30,904	3.0	3,644	13.4
Interest expense	(1,098)	(0.1)	(566)	(0.1)	532	—
Foreign currency transaction gains, net	3,343	0.3	553	0.1	(2,790)	(83.5)
Gains on sales of securities	277	0.0	103	0.0	(174)	(62.8)
Other, net	1,588	0.2	610	0.1	(978)	(61.6)

Total other income (expenses)	31,370	2.9	31,604	3.1	234	0.7

Income before income taxes	97,390	8.9	98,706	9.7	1,316	1.4
Income taxes	34,362	3.1	24,235	2.4	(10,127)	(29.5)

Net income	63,028	5.8	74,471	7.3	11,443	18.2
Net income attributable to noncontrolling interests	(3,524)	(0.4)	(3,619)	(0.3)	(95)	—

Net income attributable to shareholders of Kyocera Corporation	¥59,504	5.4	¥70,852	7.0	¥11,348	19.1

Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥162.20		¥192.88
Diluted	162.20		192.88
Average number of shares of common stock outstanding:
Basic	366,860		367,334
Diluted	366,860		367,334

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Nine months ended December 31,		Increase (Decrease)
	2015	2016
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥63,028	¥74,471	¥11,443

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities	102,450	(9,529)	(111,979)
Net unrealized losses on derivative financial instruments	(86)	(207)	(121)
Pension adjustments	(1,007)	(597)	410
Foreign currency translation adjustments	(4,549)	2,656	7,205

Total other comprehensive income (loss)	96,808	(7,677)	(104,485)

Comprehensive income	159,836	66,794	(93,042)
Comprehensive income (loss) attributable to noncontrolling interests	(3,677)	(4,351)	(674)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥156,159	¥62,443	¥(93,716)

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

Not applicable.

Cautionary Statement for Significant Changes in Equity

Not applicable.